UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 11, 2020: EuroDry Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2020.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 12, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Nine-Month Period and Quarter Ended September 30, 2020

Maroussi, Athens, Greece – November 11, 2020– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2020.

Third Quarter 2020 Highlights:

•

Total net revenues of $6.8 million. Net income of $0.5 million; net income attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $0.1 million or $0.06 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $0.1 million or $0.05 adjusted earnings per share basic and diluted.

•

Adjusted EBITDA1was $2.8 million.

•

An average of 7.0 vessels were owned and operated during the third quarter of 2020 earning an average time charter equivalent rate of $11,873 per day.

•

The Company declared a dividend of $0.4 million on its Series B Preferred Shares. The dividend will be paid in-kind by issuing additional Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2020 Highlights:

 •

Total net revenues of $15.9 million. Net loss of $5.6 million; net loss attributable to common shareholders (after a $1.2 million dividend on Series B Preferred Shares) of $6.7 million or $2.97 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $6.1 million or $2.70 adjusted loss per share basic and diluted.

•

Adjusted EBITDA1 was $1.8 million.

•

An average of 7.0 vessels were owned and operated during the first half of 2020 earning an average time charter equivalent rate of $8,927 per day.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the third quarter of 2020, EuroDry benefited from gradually improving charter markets as a result of the re-opening of most economies after the pandemic-related lockdowns. Since the beginning of October and during early November, the market rates have given up some of the gains, but they remain at satisfactory levels given the increased economic uncertainty due to the second wave of the pandemic and renewed economic lockdowns, especially, in Europe.

Thus, we expect that the drybulk markets will be affected in the near term by the state of the world economies as influenced by the COVID-19 pandemic, and, in the medium term, by the low fleet growth due to historically low orderbook. Consequently, we anticipate that trade developments will be the key factor influencing the rates our vessels will earn.

To better exploit the above market trends, we are focused on reducing our capital costs and creating additional liquidity via selected debt refinancings and repayment of more expensive funding instruments in our balance sheet, and using any excess funds to renew or expand our fleet. We also continue to evaluate opportunities of using our public platform to consolidate other fleets as we believe this can offer significant appreciation potential to our shareholders and flexibility to partners joining our public platform.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2020 with the same period of 2019, our net revenues decreased by about $0.9 million, due to the lower time charter equivalent rates our vessels earned as compared to the third quarter of 2019. Operating expenses, including management fees and general and administrative expenses increased by approximately $0.4 million as compared to the third quarter of 2019. This increase is mainly due to increased supply of stores and spare parts for our vessels in 2020 compared to 2019 and increased crewing costs, the latter resulting from difficulties in crew rotation due to COVID-19 related restrictions. Still, we believe that we maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

Adjusted EBITDA during the third quarter of 2020 was $2.8 million compared to $2.2 million achieved for the third quarter of last year. Finally, as of September 30, 2020, our outstanding debt (excluding the unamortized loan fees) is about $52.1 million versus restricted and unrestricted cash of about $3.7 million.”

Third Quarter 2020 Results:

For the third quarter of 2020, the Company reported total net revenues of $6.8 million representing a 11.3% decrease over total net revenues of $7.7 million during the third quarter of 2019 which was the result of the lower time charter rates our vessels earned in the third quarter of 2020 compared to the corresponding period of 2019. The Company reported net income for the period of $0.5 million and net income attributable to common shareholders of $0.1 million, as compared to a net loss of $0.4 million and a net loss attributable to common shareholders of $0.8 million for the same period of 2019. For the third quarter of 2020, a gain on bunkers resulted in positive voyage expenses of $0.4 million for the period as compared to voyage expenses of $0.7 million in the same period of 2019. Losses on derivatives of $0.2 million and drydocking expenses of $0.1 million contributed to the result for the quarter as compared to losses on derivatives of $0.6 million and drydocking expenses of $0.7 million during the third quarter of 2019. Depreciation expenses for the third quarter of 2020 amounted to $1.7 million compared to $1.6 million for the same period of 2019.

Interest and other financing costs for the third quarter of 2020 amounted to $0.6 million, compared to $0.8 million for the same period of 2019. Interest during the second quarter of 2020 was lower due to the lower average outstanding debt and the decreased Libor rates of our loans during the period as compared to the same period of last year. For the three months ended September 30, 2020, the Company recognized a marginal loss on three interest rate swaps and a $0.2 million realized loss on FFA contracts as compared to a loss on derivatives of $0.6 million for the same period of 2019, comprising of a $0.5 million loss on FFA contracts and a $0.1 million loss on one interest rate swap.

On average, 7.0 vessels were owned and operated during the third quarter of 2020 earning an average time charter equivalent rate of $11,873 per day compared to 7.0 vessels in the same period of 2019 earning on average $12,088 per day.

Adjusted EBITDA for the third quarter of 2020 was $2.8 million compared to $2.2 million achieved during the third quarter of 2019.

Basic and diluted earnings per share attributable to common shareholders for the third quarter of 2020 was $0.06 calculated on 2,279,730 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.35 for the third quarter of 2019, calculated on 2,254,830 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income  attributable to common shareholders for the quarter of the unrealized  loss / (gain) on derivatives, the adjusted earnings per share attributable to common shareholders for the quarter ended September 30, 2020 would have been $0.05 compared to adjusted loss of $0.26 per share basic and diluted for the quarter ended September 30, 2019. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2020 Results:

 For the first nine months of 2020, the Company reported total net revenues of $15.9 million representing a 19.1% decrease over total net revenues of $19.6 million during the first nine months of 2019, as a result of the lower time charter rates our vessels earned in the first nine months of 2020 compared to the same period of 2019. The Company reported net loss for the period of $5.6 million and net loss attributable to common shareholders of $6.7 million, as compared to a net loss of $1.4 million and a net loss attributable to common shareholders of $2.9 million, for the first nine months of 2019. Vessel operating expenses were $8.7 million for the first nine months of 2020 as compared to $8.0 million for the first nine months of 2019 due to increased supply of stores and spare parts for our vessels in 2020 compared to 2019 and increased crewing costs resulting from difficulties in crew rotation due to COVID-19 related restrictions. Depreciation expenses for the first nine months of 2020 were $4.9 million compared to $4.8 million during the same period of 2019.

Interest and other financing costs for the first nine months of 2020 amounted to $1.9 million compared to $2.7 million for the same period of 2019. This decrease is due to the lower average outstanding debt and the decreased Libor rates of our loans in the current period compared to the same period of 2019. For the nine months ended September 30, 2020, the Company recognized a $0.5 million loss on three interest rate swaps and a $0.3 million loss on FFA contracts as compared to a gain on derivatives of $0.3 million for the same period of 2019, comprising of a $0.6 million gain on FFA contracts and a $0.3 million loss on one interest rate swap.

On average, 7.0 vessels were owned and operated during the first nine months of 2020 earning an average time charter equivalent rate of $8,927 per day compared to 7.0 vessels in the same period of 2019 earning on average $10,750 per day. In the first nine months of 2020, two vessels underwent special survey for a total cost of $1.8 million, as compared to two vessels that underwent special survey in the first nine months of 2019 for a total cost of $1.6 million.

Adjusted EBITDA for the first nine months of 2020 was $1.8 million compared to $6.5 million achieved during the first nine months of 2019.

 Basic and diluted loss per share attributable to common shareholders for the first nine months of 2020 was $2.97, calculated on 2,271,542 basic and diluted weighted average number of shares outstanding compared to $1.31 basic and diluted loss per share for the first nine months of 2019, calculated on 2,248,182 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first nine months of the year of the unrealized  loss on derivatives, the adjusted loss per share attributable to common shareholders for the nine-month period ended September 30, 2020 would have been $2.70 compared to a loss of $1.13 per share basic and diluted for the same period in 2019. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-21	Hire 106% of the Average Baltic Kamsarmax P5TC index (***)
XENIA	Kamsarmax	82,000	2016	TC until Dec-2020	Hire 101% of the Average Baltic Kamsarmax P5TC index(***) with a floor at $11,000
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EIRINI P	Panamax	76,466	2004	TC until Apr-21	Hire 99% of Average BPI** 4TC
STARLIGHT	Panamax	75,845	2004	TC until Aug-21	Hire 98.5% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Nov-20	$9,000
PANTELIS	Panamax	74,020	2000	TC until Nov-20	$11,500
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	3 months, ended September 30, 2019	3 months, ended September 30, 2020	9 months, ended September 30, 2019	9 months, ended September 30, 2020
FLEET DATA
Average number of vessels (1)	7.0	7.0	7.0	7.0
Calendar days for fleet (2)	644.0	644.0	1,911.0	1,918.0
Scheduled off-hire days incl. laid-up (3)	29.9	0.0	65.9	51.2
Available days for fleet (4) = (2) - (3)	614.1	644.0	1,845.1	1,866.8
Commercial off-hire days (5)	0.0	0.0	0.7	0.0
Operational off-hire days (6)	2.9	6.5	15.4	7.1
Voyage days for fleet (7) = (4) - (5) - (6)	611.2	637.5	1,829.0	1,859.7
Fleet utilization (8) = (7) / (4)	99.5%	98.9%	99.1%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	98.9%	99.2%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,088	11,873	10,750	8,927
Vessel operating expenses excl. drydocking expenses (12)	4,855	5,673	4,939	5,337
General and administrative expenses (13)	867	724	900	858
Total vessel operating expenses (14)	5,722	6,397	5,839	6,195
Drydocking expenses (15)	1,073	82	835	931

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, November 12, 2020 at 10:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until November 18, 2020. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 009 785 and the access code required for the replay is: 2489743#.
Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Third Quarter 2020 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues
Time charter revenue	8,085,650	7,193,251	20,729,160	16,795,245
Commissions	(425,449)	(399,715)	(1,095,101)	(917,915)
Net revenues	7,660,201	6,793,536	19,634,059	15,877,330

Operating expenses
Voyage expenses, net	697,518	(375,866)	1,067,717	194,137
Vessel operating expenses	2,634,821	3,135,569	7,961,650	8,744,999
Drydocking expenses	690,989	52,685	1,595,588	1,786,008
Vessel depreciation	1,615,947	1,651,870	4,813,165	4,904,386
Related party management fees	492,065	518,161	1,476,608	1,491,665
General and administrative expenses	558,033	466,381	1,720,091	1,646,536
Total Operating expenses	(6,689,373)	(5,448,800)	(18,634,819)	(18,767,731)

Operating income / (loss)	970,828	1,344,736	999,240	(2,890,401)

Other income / (expenses)
Interest and other financing costs	(848,473)	(616,219)	(2,729,021)	(1,864,040)
(Loss) / gain on derivatives, net	(568,340)	(178,760)	334,648	(821,906)
Foreign exchange gain/(loss)	3,886	(12,336)	3,325	(8,445)
Interest income	8,064	391	20,850	4,041
Other expenses, net	(1,404,863)	(806,924)	(2,370,198)	(2,690,350)
Net (loss) / income	(434,035)	537,812	(1,370,958)	(5,580,751)
Dividend Series B Preferred shares	(358,726)	(407,665)	(1,390,255)	(1,155,677)
Preferred deemed dividend	-	-	(185,665)	-
Net (loss) / income attributable to common shareholders	(792,761)	130,147	(2,946,878)	(6,736,428)
(Loss) / earnings per share, basic and diluted	(0.35)	0.06	(1.31)	(2.97)
Weighted average number of shares, basic and diluted	2,254,830	2,279,730	2,248,182	2,271,542

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2019	September 30, 2020

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	5,396,406	249,742
Trade accounts receivable, net	1,843,008	1,846,273
Other receivables	459,785	535,452
Inventories	508,711	604,917
Restricted cash	1,083,036	744,363
Prepaid expenses	286,711	104,417
Total current assets	9,577,657	4,085,164

Fixed assets:
Vessels, net	105,461,265	100,957,860
Long-term assets:
Restricted cash	2,650,000	2,750,000
Total assets	117,688,922	107,793,024

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	6,806,294	5,956,294
Trade accounts payable	1,046,561	1,200,230
Accrued expenses	964,423	863,343
Accrued preferred dividends	358,726	-
Derivatives	-	514,044
Deferred revenue	445,824	342,839
Due to related companies	1,547,210	1,865,122
Total current liabilities	11,169,038	10,741,872

Long-term liabilities:
Long term bank loans, net of current portion	49,688,840	45,880,368
Derivatives	304,174	392,490
Total long-term liabilities	49,993,014	46,272,858
Total liabilities	61,162,052	57,014,730

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 15,387 and 16,187 shares issued and outstanding, respectively)	14,721,665	15,522,516

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,304,630 issued and outstanding, respectively)	23,046	23,046
Additional paid-in capital	52,802,574	52,989,575
Accumulated deficit	(11,020,415)	(17,756,843)
Total shareholders' equity	41,805,205	35,255,778
Total liabilities, mezzanine equity and shareholders' equity	117,688,922	107,793,024

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020

Cash flows from operating activities:
Net loss	(1,370,958)	(5,580,751)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	4,813,165	4,904,386
Amortization of deferred charges	117,703	105,528
Share-based compensation	133,632	187,001
Unrealized loss on derivatives	410,498	602,361
Changes in operating assets and liabilities	8,856,256	370,007
Net cash provided by operating activities	12,960,296	588,532

Cash flows from investing activities:
Cash paid for vessel under construction	(47,562)	-
Vessel improvements	(961,274)	(496,316)
Net cash used in investing activities	(1,008,836)	(496,316)

Cash flows from financing activities:
Redemption of preferred shares	(4,300,000)	-
Preferred dividends paid	(952,886)	(713,553)
Loan arrangement fees paid	(22,500)	-
Proceeds from long term bank loans	4,500,000	-
Repayment of long term bank loans	(9,959,000)	(4,764,000)
Net cash used in financing activities	(10,734,386)	(5,477,553)

Net increase / (decrease) in cash, cash equivalents and restricted cash	1,217,074	(5,385,337)
Cash, cash equivalents and restricted cash at beginning of period	7,754,927	9,129,442
Cash, cash equivalents and restricted cash at end of period	8,972,001	3,744,105

Cash breakdown

Cash and cash equivalents	5,605,154	249,742
Restricted cash, current	716,847	744,363
Restricted cash, long term	2,650,000	2,750,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,972,001	3,744,105

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Net (loss) / income	(434,035)	537,812	(1,370,958)	(5,580,751)
Interest and other financing costs, net (incl. interest income)	840,409	615,828	2,708,171	1,859,999
Vessel depreciation	1,615,947	1,651,870	4,813,165	4,904,386
Unrealized loss / (gain) on Forward Freight Agreement derivatives	147,750	(1,590)	49,350	130,380
Loss on interest rate swap derivatives	47,085	16,559	339,602	527,735
Adjusted EBITDA	2,217,156	2,820,479	6,539,330	1,841,749

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized (gain) / loss on Forward Freight Agreements (FFAs) and (gain) / loss on interest rate swaps.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs and (gain) / loss on interest rate swaps, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Net (loss) / income	(434,035)	537,812	(1,370,958)	(5,580,751)
Unrealized loss / (gain) on derivatives	200,837	(14,648)	410,498	602,361
Adjusted net (loss) / income	(233,198)	523,164	(960,460)	(4,978,390)
Preferred dividends	(358,726)	(407,665)	(1,390,255)	(1,155,677)
Preferred deemed dividend	-	-	(185,665)	-
Adjusted net (loss) / income attributable to common shareholders	(591,924)	115,499	(2,536,380)	(6,134,067)
Adjusted (loss) / earnings per share, basic and diluted	(0.26)	0.05	(1.13)	(2.70)
Weighted average number of shares, basic and diluted	2,254,830	2,279,730	2,248,182	2,271,542

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized loss/ (gain) on derivatives which includes FFAs and interest rate swaps. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss/ (gain) on derivatives, which may significantly affect results of operations between periods. Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com